UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMAG Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

Covis Mergerco Inc.

(Name of Filing Persons (Offeror))

a wholly-owned subsidiary of

Covis Group S.à r.l.

(Name of Filing Persons (Parent of Offeror))

Apollo Management IX, L.P.

(Name of Filing Persons (Other Person))

Common Stock, $0.01 par value

(Title of Class of Securities)

00163U106

(CUSIP Number of Class of Securities)

Covis Mergerco Inc.

c/o Covis Group S.à r.l.

2, avenue Charles de Gaulle

L-1653 Luxembourg, Grand Duchy of Luxembourg

Attention: Francesco Tallarico

Telephone: +41 41 748 04 04

Fax: +41 41 748 04 09

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David K. Lakhdhir

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Tel: +1 212 373-3030

Fax: +1 212 492-0030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$497,510,049	$54,278.35

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated as the sum of (i) 34,502,648 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG” or the “Company”) multiplied by $13.75, (ii) for each of the 2,096,221 Shares issuable pursuant to outstanding Company “in-the-money” stock options, which are to receive cash in the Merger (as defined in the Offer to Purchase described below), the difference between $13.75 and the exercise price for such option (i.e. $8,871,142.50 in the aggregate), and (iii) 1,034,727 Shares (i.e. 987,485 (restricted stock units) + 47,242 (target-level performance-vesting restricted stock units)) issuable pursuant to restricted stock units multiplied by $13.75. The foregoing share figures have been provided by AMAG to the Offeror and are as of September 25, 2020, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Covis Mergerco Inc., a Delaware corporation (the “Offeror”), Covis Group S.à r.l., a Luxembourg private limited liability company (“Parent”), and Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”). The Offeror is a wholly owned indirect subsidiary of Parent. Parent is controlled by equity funds managed by Management IX. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $13.75 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of October 1, 2020, by and among AMAG, Parent, the Offeror, and (solely with respect to certain sections thereof) Covis Finco S.à r.l. (the “Debt Financing Borrower”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is AMAG Pharmaceuticals, Inc. Its principal executive offices are located at 1100 Winter Street, Waltham, Massachusetts. AMAG’s telephone number at its principal executive offices is (617) 498-3300.

(b) This Schedule TO relates to the Offeror’s offer to purchase all outstanding Shares. According to AMAG, as of September 25, 2020 there were 34,502,648 Shares issued and outstanding, (ii) 2,096,221 Shares subject to issuance pursuant to outstanding options to acquire Shares and (iii) 1,034,727 Shares (i.e. 987,485 (restricted stock units) + 47,242 (target-level performance-vesting restricted stock units)) Shares issuable pursuant to restricted stock units assuming target-level performance achievement.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by the Offeror, Parent and Management IX. The information set forth in the section entitled “Summary Term Sheet” and Section 9—“Certain Information Concerning the Offeror, Parent and Management IX” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 8, 9, 10 and 11—“Certain Information Concerning AMAG,” “Certain Information Concerning the Offeror, Parent and Management IX,” “Background of the Offer; Contacts with AMAG” and “Purpose of the Offer and Plans for AMAG; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 6, 7, 10, 11 and 14—“Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Background of the Offer; Contacts with AMAG,” “Purpose of the Offer and Plans for AMAG; Transaction Documents” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning AMAG,” “Certain Information Concerning the Offeror, Parent and Management IX,” “Background of the Offer; Contacts with AMAG” and “Purpose of the Offer and Plans for AMAG; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Sections 10, 11 and 17—“Background of the Offer; Contacts with AMAG,” “Purpose of the Offer and Plans for AMAG; Transaction Documents” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable. In accordance with instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	The consideration offered consists solely of cash;

•	The Offer is not subject to any financing condition; and

•	The Offer is for all outstanding securities of the subject class.

Item 11. Additional Information.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Offeror, the Parent or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) AMAG or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2), (3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for AMAG; Transaction Documents,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 15, 2020.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on October 15, 2020.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated October 1, 2020 (incorporated by reference to Exhibit 99.1 to Offeror’s Schedule TO-C, filed on October 1, 2020).

(a)(5)(B)	Email sent to the employees of the Company on October 1, 2020 (incorporated by reference to Exhibit 99.2 to Offeror’s Schedule TO-C, filed on October 1, 2020)

(a)(5)(C)	Presentation of Covis Pharma Group to the Company’s employees held on October 13, 2020 (incorporated by reference to Exhibit 99.1 to Offeror’s Schedule TO-C, filed on October 13, 2020).

(a)(5)(D)	Text of press release announcing launch of Tender Offer, dated October 15, 2020*

(b)(1)	Debt Commitment Letter, dated as of October 1, 2020, among Covis Finco S.à r.l., HPS Investment Partners, LLC, and Capital One, National Association.*

(d)(1)	Agreement and Plan of Merger, dated as of October 1, 2020, by and among AMAG, Parent, the Offeror, and Covis Finco S.à r.l. (solely with respect to certain sections thereof) (incorporated by reference to Exhibit 2.1 to AMAG’s Form 8-K, filed on October 1, 2020).

(d)(2)	Equity Commitment Letter, dated as of October 1, 2020, pursuant to which certain equity funds managed by Management IX have committed cash as capital to Parent.*

(d)(3)	Limited Guarantee, dated as of October 1, 2020, delivered by certain equity funds managed by Management IX in favor of AMAG.*

(d)(4)	Confidentiality Agreement, dated as of May 29, 2020, between Parent and AMAG.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVIS MERGERCO INC.

By:	/s/ Michael Porter
Name:	Michael Porter
Title:	President

COVIS GROUP S.À R.L.

By:	/s/ Michael Porter
Name:	Michael Porter
Title:	Class A Manager

By:	/s/ Gaëtan Dumont
Name:	Gaëtan Dumont
Title:	Class B Manager

APOLLO MANAGEMENT IX, L.P.

BY: AIF IX Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

Dated: October 15, 2020

EXHIBIT INDEX

EXHIBIT NO.

(a)(1)(A)	Offer to Purchase, dated October 15, 2020.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on October 15, 2020.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated October 1, 2020 (incorporated by reference to Exhibit 99.1 to Offeror’s Schedule TO-C, filed on October 1, 2020).

(a)(5)(B)	Email sent to the employees of the Company on October 1, 2020 (incorporated by reference to Exhibit 99.2 to Offeror’s Schedule TO-C, filed on October 1, 2020).

(a)(5)(C)	Presentation of Covis Pharma Group to the Company’s employees held on October 13, 2020 (incorporated by reference to Exhibit 99.1 to Offeror’s Schedule TO-C, filed on October 13, 2020).

(a)(5)(D)	Text of press release announcing launch of Tender Offer, dated October 15, 2020.*

(b)(1)	Debt Commitment Letter, dated as of October 1, 2020, among Covis Finco S.à r.l., HPS Investment Partners, LLC, and Capital One, National Association.*

(d)(1)	Agreement and Plan of Merger, dated as of October 1, 2020, by and among AMAG, Parent, the Offeror, and Covis Finco S.à r.l. (solely with respect to certain sections thereof) (incorporated by reference to Exhibit 2.1 to AMAG’s Form 8-K, filed on October 1, 2020).

(d)(2)	Equity Commitment Letter, dated as of October 1, 2020, pursuant to which certain equity funds managed by Management IX have committed cash as capital to Parent.*

(d)(3)	Limited Guarantee, dated as of October 1, 2020, delivered by certain equity funds managed by Management IX in favor of AMAG.*

(d)(4)	Confidentiality Agreement, dated as of May 29, 2020, between Parent and AMAG.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith